Exhibit 3.7

Update 211

Jul 27, 2020

Liberty Star Minerals

LBSR: OTC Markets

http://www.lbsr.us

FOR IMMEDIATE RELEASE

Liberty Star Minerals (LBSR) Acquires Permits Over Robbers Roost Adjacent to the Hay Mountain Project

TUCSON, AZ–(Jul 27, 2020)–Liberty Star Minerals (“Liberty Star” or the “Company”) (OTCPK: LBSR) is pleased to announce the Company has received 2 Mineral Exploration Permits (MEPs) issued by the Arizona State Land Department (ASLD) covering the 240 acre Robbers Roost exploration area approximately 4.5 miles southwest of Tombstone, Arizona with access via paved road (Charleston Road). The new MEPs are adjacent to Liberty Star’s Hay Mountain Project for porphyry copper, gold, and molybdenum.

While the Robbers Roost MEP area is new to the Company, it has been explored previously by several exploration companies, in the 1970’s and 1990’s, and recently has received significant interest by others operating in the area. Drilling by ASARCO indicates “the presence of a granodioritic porphyry intrusive at depth below the alteration zone. The intrusive is characterized by porphyry copper style alteration and mineralization.” [JB Nelson, “Robbers’ Roost Summary Report,” 1995, p. 2 http://docs.azgs.az.gov/SpecColl/2008-01/2008-01-0103.pdf)

Notes CEO Brett Gross, “We’ve had our eye on Robbers Roost for years, but could not claim it, initially because the MEPs were held by Tombstone Exploration Company and then were withdrawn from entry by the ASLD for several years. But the ASLD opened the MEPs to entry and accepted our last application. We now hold land that has drilling data indicating mineralization. We currently have an experienced geologist familiar with the area and our field operations manager on site inspecting the area and updating maps. We will put maps of the expanded Hay Mountain Project on our website as soon as possible.”

“Brett I. Gross” Brett I. Gross

CEO/President

Liberty Star Minerals

Visit lbsr.us for more about Liberty Star Minerals & the Hay Mountain Project, including images, maps and technical reports

Forward Looking Statements Some statements in this release may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in the Company’s Annual Report on Form 10-K for the year ended January 31, 2020, as updated from time to time in our filings with the Securities and Exchange Commission. The Company is not responsible for updating the information contained in this update release beyond the published date, or for changes made to this document by wire services or Internet services. Risk factors for our company are set out in our 10-K and other periodic filings with the SEC on EDGAR (ref. Liberty Star Uranium & Metals, Corp.).

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